October 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc.

Registration Statement on Form S-1

Filed July 25, 2023

File No. 333-273411

Dear Ms. Adegbuyi and Mr. Windsor:

Abacus Life, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M. Washington, D.C. time, on October 13, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

ABACUS LIFE, INC.

/s/ Jay Jackson

By:

Jay Jackson

Chief Executive Officer

cc: Brian Casey, Locke Lord LLP

Thomas Bohac, Locke Lord LLP

Robert Evans III, Locke Lord LLP